Atna Reports First Quarter Financials and Highlights

Vancouver, B.C. (May 11, 2006) Atna Resources Ltd. (ATN:TSX) (the “Company”) is pleased to release its interim consolidated financial statements, prepared without audit, for the three months ending March 31, 2006, and the Management’s Discussion and Analysis (“MD&A”) dated May 9, 2006. The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website link at http://www.atna.com/s/FinancialStatements.asp. and on the sedar website at http://www.sedar.com.

Highlights

•	The resource estimate at the Pinson property was updated to include new drilling up to January 2006. Results are summarized and compared to the January 2005 estimate as follows:

➢
Total recalculated resource at 0.2 ounce per ton (opt) gold cutoff increased to 712,600 ounces of gold in Measured plus Indicated (M&I) categories and 1,273,000 ounces of gold in the Inferred category.

➢	The average M&I grade increased more than 30% to 0.42 opt gold from 0.32 opt gold. Inferred grade improved to 0.34 opt gold.
➢	Mineralization in M&I categories increased over 50% to 712,000 of ounces gold.
➢	Grade in upper Range Front zone increased 33% to 0.44 opt gold.
➢	Ogee zone added 215,600 ounces of M&I mineralization at an average grade of 0.65 opt gold.

•	Surface exploration during the quarter included 8,280 feet of RC drilling in 12 holes.
•	Underground work included 9,430 feet of core drilling in 23 holes, 25 feet of drift advance, and test mining in the Ogee Zone. Test mining results and rock stability conditions are being evaluated.
•
Pinson Mining Company (PMC), a wholly owned subsidiary of Barrick Gold Corporation, exercised its back-in option. PMC must spend US$30 million dollars for further exploration and development of the property within three years if it is to increase its interest to 70%, thereby reducing Atna to a 30% interest. If PMC fails to make the expenditure, Atna’s interest will remain at 70%.

Results of Operations

The Company incurred acquisition and exploration expenditures of $1,386,407 (2005 - $942,558) of which $1,370,183 were attributed to the Pinson project. The Company received recoveries of $69,993 (2005 - $20,000) on the Beowawe project, Nevada, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project, Nevada.

General and administrative expenses of $1,039,524 (2005 - $303,433) represented an increase of $736,091 over the previous period. General and administrative expenses of note included an increase in wages and benefits and a $518,240 increase in stock-based compensation. Other items included the gain on the sale of marketable securities and the write-off of resources properties.

Wages and benefits of $247,493 (2005 - $7,889) represented an increase of $239,604 over the previous period. The increase was as a result of an increase in salaries and the granting of bonuses to management and employees. The increase was also as the result of a change in the allocations in reporting salaries and wages from the previous period.

Stock-based compensation expenses of $528,595 (2005 - $10,355) represented an increase of $518,240 which was as a result of a greater number stock options at a higher price having been granted during the current period.

The gain on sale of marketable securities of $1,652,608 (2005 - $308,000) represents an increase of $1,344,608 which was as a result of the gain on sale of Yukon Zinc Corp. and Pacific Resources Corp. shares during the current period.

A write-off of $136,015 (2005 - Nil) was incurred on the Sno project, Nevada.

Interest income of $134,691 (2005 - $59,892) represented an increase of $74,799 over the previous period which was as a result of having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

Outlook

The Company has been advised by PMC that PMC is developing a program for further exploration and development of the Pinson project. The Company is presently downsizing staff involved with the property and managing transition issues to hand over operation of the property to PMC. PMC will carry the full burden of the next US$30 million to be spent on the property, unless they change their present decision. Atna is therefore unlikely to have any further capital requirements to maintain its interest in the Pinson property for at least two years. Atna will closely monitor progress of work at Pinson and will retain capability to resume as operator of the property in the event that PMC decides not to follow through with the expenditure of the full US$30 million. Atna has full access to data from the property and PMC is governed by routine reporting requirements under the agreement between the companies.

A core team of key Atna employees will change focus from Pinson to the pursuit of other growth opportunities. The Company’s primary objective continues to be the building of a successful gold exploration and mining enterprise. This will be accomplished by:

•	Exploring the portfolio of gold exploration prospects held by Atna in Nevada.
•	Exploring, evaluating, and acquiring additional gold exploration prospects and properties.
•
Reviewing and pursuing merger and acquisition opportunities with strategic partners or with companies that have gold properties with potential for rapid advancement to feasibility and/or profitable mining operations.

The company has a healthy treasury and has no immediate requirement for additional capital to finance its activities. Assets, including Pinson and the royalty on the Wolverine property, have the possibility of generating significant cash flow within less than a three year time frame.

For further information contact:

Atna Resources Ltd.: Deanna McDonald, Corporate Communications Manager & Geologist
Telephone: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com; Website: www.atna.com